Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

July 28, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Accounting Branch Chief
Sandra Eisen, Staff Accountant
Lisa Krestynick, Staff Attorney

Re:	Vanguard Natural Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 8, 2016
File No. 1-33756

Vanguard Natural Resources, LLC
Form 8-K filed May 2, 2016
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company,” “Vanguard,” “We,” “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 25, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), which was filed with the Commission on March 8, 2016 and to the Company’s Current Report on Form 8-K (the “Form 8-K”), which was filed with the Commission on May 2, 2016.
In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that the Form 10-K and the Form 8-K are materially accurate and, accordingly, that amendment is not necessary. As further detailed below, we have proposed updates to our disclosure to be made in future filings with the Commission.
Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 1

Oil, Natural Gas and NGLs Data, page 9

Proved Undeveloped Reserves, page 12

U.S. Securities and Exchange Commission
July 28, 2016

1.
Your response to prior comment 1 asserts that operating cash flows will be the primary funding source of your capital drilling plan. This statement is based on assumptions such as commodity prices trending in a manner consistent with the New York Mercantile Exchange (“NYMEX”) forward strip price. Revise the disclosure regarding your proved undeveloped reserves to address the risks related to the execution of your development plan considering the uncertainty associated with the various assumptions underlying your plan. Your revised disclosure should explain how changes in factors such as pricing levels could affect the drilling of your proved undeveloped reserves.

Response:
We acknowledge the Staff’s comment. In future filings we plan to add more fulsome disclosure regarding the risks related to the execution of our development plan considering the uncertainty associated with the various assumptions underlying our development plan. In response to the Staff’s comment, the Company will be including the following language in its next Annual Report on Form 10-K. The language below will be disclosed under our discussion of “Oil, Natural Gas and NGLs Data—Proved Undeveloped Reserves” (certain text from the 10-K has been rearranged and, with the exception of the heading, changes are reflected in bold type.
Our development plan discussed above for drilling proved undeveloped wells represents the final investment decision to drill these proved undeveloped reserves at the time the applicable proved undeveloped reserves are booked. However, the timing of such drilling is subject to change based on a number of factors, many of which are unpredictable and beyond our control, such as (i) changes in commodity prices, (ii) anticipated cash flows and projected rate of return, (iii) access to capital, (iv) new opportunities with better returns on investment that were not known at the time of the reserve report, (v) asset acquisitions and/or sales and (vi) actions or inactions of other co-owners or industry operators. As such, the relative proportion of total proved undeveloped reserves that we develop may not necessarily be uniform from year to year, but could vary by year based upon the foregoing factors. We attempt to maximize the rate of return on capital deployed, which requires that we continually review all investment options available. As a result, at times we may delay or remove the drilling of certain projects, including scheduled proved undeveloped reserves development, in favor of projects with a more attractive rate of return, leading us to deviate from our original development plan. Significant changes in commodity prices impact our revenues, earnings, and cash flows. These changes potentially impact our liquidity if costs do not trend with changes in commodity prices. Historically, costs have trended with commodity prices, albeit on a lag. Sales volumes also impact cash flows; however, they have a less volatile impact in the short-term because decreases in pricing are partially offset by an increase in our hedging revenue. However, any material decrease in pricing from our assumed price levels, which trend in a manner consistent with the New York Mercantile Exchange, without a corollary reduction in drilling costs, and/or lower levels of anticipated cash flows compounded by lack of access to the capital markets, could result in a re-evaluation of our capital spending plan using the best information available at that time. The reduction in capital spending could result in our not being able to convert our undeveloped reserves at a rate anticipated when we announced our capital spending plan during that year. In

U.S. Securities and Exchange Commission
July 28, 2016

turn, we may also have to report negative revisions to our reserve report regarding our proved undeveloped reserves.

Notes to Consolidated Financial Statements

Supplemental Oil and Natural Gas Information, page 134

2.
You state that the cash outflows associated with the settlement of asset retirement obligations will be included in calculating the standardized measure of discounted future cash flows in future annual reports on Form 10-K. Please clarify whether this statement applies to all periods for which the standardized measure of discounted future cash flows will be presented. Also, note that the Division of Corporation Finance’s letter to oil and gas producers dated February 4, 2004 does not prohibit a statement that cash flows associated with asset retirement obligations are included in the standardized measure of discounted future cash flows.

Response:

We acknowledge the Staff’s comment. In our future annual reports on Form 10-K, we plan to include the cash outflows associated with the settlement of asset retirement obligations in our calculation of standardized measure of discounted future cash flows as of December 31, 2016. Such amounts were not material for the year ended December 31, 2015 or December 31, 2014. As a result, we do not intend to re-state those financial statements for those historical periods which will be included in our annual report of the year ending December 31, 2016. We will, however, provide footnote disclosure about the inclusion of the cash outflows associated with the settlement of asset retirement obligation contained in the financial statements for the year ending December 31, 2016 but not included for the two prior year periods presented.

Form 8-K filed May 2, 2016

3.
Your response to prior comment 9 states that the non-GAAP measure Adjusted Net Income Attributable to Common and Class B Unitholders allows investors to make a true comparison of your results without the impact of commodity price fluctuations from period to period which result in changes to the mark-to market value of the portfolio of commodity derivative contracts. This appears to be inconsistent with your stated purpose of highlighting the significant fluctuations that commodity price volatility has on your results, particularly as it relates to changes in the fair value of your derivative contracts. Revise your disclosure to more clearly explain the purpose of adjustments to this non-GAAP measure related to your derivative contracts. With your response, provide us with a reconciliation showing the components of the line items in your calculation of Adjusted Net Income Attributable to Common and Class B Unitholders for change in fair value of commodity derivative contracts and change in fair value of interest rate derivative contracts.

Response:

U.S. Securities and Exchange Commission
July 28, 2016

We acknowledge the Staff’s comment. In future filings, we plan to provide a reconciliation showing the components of the line items in our calculation of Adjusted Net Income Attributable to Common and Class B Unitholders for change in fair value of commodity derivative contracts and change in fair value of interest rate derivative contracts. In response to the Staff’s comment, the Company included the following language in its Current Report on Form 8-K for the earnings release for the second quarter of 2016 filed on July 27, 2016.

We present Adjusted Net Income Attributable to Common and Class B Unitholders because management believes exclusion of the impact of (i) change in fair value of commodity derivative contracts; (ii) change in fair value of interest rate derivative contracts; (iii) fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during that period; (iv) the fair value of derivative contracts acquired and settled during the period; (v) net gains or losses on acquisitions of oil and gas properties; (vi) impairment of oil and natural gas properties; gain on extinguishment of debt; and (vii) transaction costs incurred on acquisitions, mergers and divestitures will help investors compare results between periods and identify operating trends that could otherwise be masked by these items and to highlight the significant fluctuations that commodity price volatility has on our results, particularly as it relates to changes in fair value of our derivative contracts, a substantial amount of which will settle in future periods. In particular, we make the adjustment for change in fair value of our derivative contracts to allow investors to make a comparison of our results without the non-cash impact of commodity price fluctuations from period to period resulting from changes in the mark-to-market value of our portfolio of commodity derivative contracts. Rather than highlighting the significant fluctuations that commodity price volatility has on Net Income, we are aiming to give investors a meaningful picture of our performance (especially versus prior periods) that shows how the company performed without the impact of the value of our portfolio of commodity derivative contracts. The fluctuations in the value of our portfolio of commodity derivative contracts is related to futures pricing which is not a good indicator of historical performance of the business during the periods presented. Furthermore, any increases or decreases in the value of our portfolio of commodity derivatives contracts will result in non-cash charges or non-cash income and offsetting changes in future revenues. The inherent value (or cost) of such contracts is the amount of cash which our counterparties pay to us, or, with respect to costs, the amount which we paid to acquire the contracts and the amount that we are required to pay to our counterparties upon settlement. We believe this non-GAAP measure allows our investors to measure our actual performance without the impact of certain non-cash items that do not actually reflect the performance of the Company for the periods presented.

We also make the adjustment for change in fair value of interest rate derivative contracts to give investors a period to period comparison without showing the impact of non-cash gains or losses related to the mark-to-market valuation of these derivative contracts.

Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders is not intended to represent cash flows for the period, nor is it presented as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

*****

U.S. Securities and Exchange Commission
July 28, 2016

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses or the Form 10-K or the Form 8-K to the undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

cc:	Richard Robert, Executive Vice President, Chief Financial Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP
Ross Pilcik, Partner, BDO USA, LLP